Exhibit 99.2

Ardagh Metal Packaging S.A. Notes Ardagh Group S.A. Update on Discussions with Noteholders

Ardagh Group S.A. (“AGSA”), the controlling shareholder of Ardagh Metal Packaging S.A. (the “Company” or “we,” “us” and “our”), which indirectly owns approximately 76% of the Company’s outstanding ordinary shares (the “AMPSA Ordinary Shares”) and all of the Company’s outstanding preferred shares (the “AMPSA Preferred Shares” and, together with the AMPSA Ordinary Shares, the “AMPSA Interests”), is engaging in negotiations with certain holders of its senior secured notes (the “SSNs,” these certain holders the “SSN Holders”) and certain holders of its senior unsecured notes (the “SUNs,” these certain holders the “SUN Holders,” and together with the SSN Holders, the “Holders”). Certain of the SSN Holders hold SUNs, while certain of the SUN Holders hold SSNs. On March 11, 2025, AGSA provided updates on its discussions with the Holders (the “Update”), which, among other things, summarize its latest proposal to the SUN Holders and SSN Holders (the “AGSA proposal”) and the SUN Holders’ counterproposal. The Update indicates that both the AGSA proposal and the SUN Holders’ counterproposal include a potential divestment by AGSA of its AMPSA Interests, subject to the AGSA board’s approval, to a new special purpose vehicle holding structure (“New BidCo”) owned by existing indirect shareholders of AGSA and by participating holders of the SUNs.

The Update indicates that AGSA continues to engage in constructive discussions with the Holders with a view to agreeing and executing a consensual restructuring transaction, with AGSA to provide further updates in due course. The full text of the Update is available on AGSA’s investor relations website at ir.ardaghgroup.com.

Disclaimer

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this press release, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from registration.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to proposals, predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical facts and may be “forward looking statements.” Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties that could cause actual results or events to differ materially from those presently anticipated, many of which may be beyond our control. Forward looking statements may be identified through the use of words such as “expects,” “will,” “anticipates,” “estimates,” “believes,” or by statements indicating certain actions “may,” “could,” “should” or “might” occur. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the Company with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Contacts

Media:	Pat Walsh
pwalsh@murraygroup.ie

Investors:	stephen.lyons@ardaghgroup.com